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                            EXHIBIT (c)(iii)

     The following provisions of the Agreement and Declaration of Trust and By-Laws of Cash Accumulation Trust constitute all instruments defining the rights of holders of the securities proposed to be offered.

I.  Relevant Provisions of Agreement and Declaration of Trust:

    Article III                Shares
    Article IV                 The Board of Directors
    Article V                  Shareholders' Voting Powers and Meetings
    Article IX                 Termination of the Corporation
    Article IX                 Amendments
    Article IX                 Derivative Actions

II. Relevant Provisions of By-Laws:

Article XI                     Shareholders
Article XII                    Amendments